# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IAC Inc., CIK 0001800227
CUSIP: 44891N208
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-052898
Filed by CIK 0001799787

## Reporting persons
- HighSage Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,562,068; sole dispositive power 0; shared dispositive power 4,562,068; aggregate amount beneficially owned 4,562,068 (5.7% of the class)
  Comment: The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on 80,479,073 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission (the "Commission") on November 12, 2024.
- Stier Jennifer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,813,926; sole dispositive power 0; shared dispositive power 4,813,926; aggregate amount beneficially owned 4,813,926 (6% of the class)
  Comment: The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on 80,479,073 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 2024, filed with the Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: IAC Inc.
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York, 10011

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of HighSage Ventures LLC and Jennifer Stier (together, the "Reporting Persons"). The shares of Common Stock reported herein are directly held by certain limited liability companies managed by either HighSage Ventures LLC or Jennifer Stier. Jennifer Stier is the Manager of HighSage Ventures LLC. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence: For each Reporting Person: 200 Clarendon Street, 59th Floor, Boston, MA 02116
Citizenship:
HighSage Ventures LLC: Delaware
Jennifer Stier: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class:
HighSage Ventures LLC: 5.7 %
Jennifer Stier: 6.0
Sole power to vote or to direct the vote:
HighSage Ventures LLC: 0
Jennifer Stier: 0
Shared power to vote or to direct the vote:
HighSage Ventures LLC: 4,562,068
Jennifer Stier: 4,813,926
Sole power to dispose or to direct the disposition:
HighSage Ventures LLC: 0
Jennifer Stier: 0
Shared power to dispose or to direct the disposition:
HighSage Ventures LLC: 4,562,068
Jennifer Stier: 4,813,926

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares of Common Stock reported herein are directly held by certain limited liability companies, each of which has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated February 14, 2025

## Signatures
- HighSage Ventures LLC: /s/ Matthew P. O'Connor, Matthew P. O'Connor, Chief Legal Officer (02/14/2025)
- Stier Jennifer: /s/ Jennifer Stier, Jennifer Stier (02/14/2025)